February 11, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Staff Attorney | Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Main Stop Number 4628
Attn: John R Lucas

Re:	Jintai Mining Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-168803
Filed January 7, 2011

Dear Mr. Lucas:

We are counsel to Jintai Mining Group, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated February 1, 2011, relating to the above- captioned Registration Statement. The Company has amended the Registration Statement in response to the SEC's comments.  In addition, we have made non-material corrections to the Registration Statement.  Captions and section headings herein will correspond to those set forth in Amendment No. 3 to the Registration Statement on Form S-1 (“Registration Statement”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

The Company, page 1

Competitive Strength, page 2

Comment:
1.       We note your bulleted list discussing your competitive advantages. Please provide more balanced disclosure by expanding the Risks Associated With Our Business subsection on page 3 to discuss the more material risks you face, rather than merely providing a cross reference to the Risk Factors section.

Response:
The Company has revised the Registration Statement to disclose the material risks it faces.  Please see the subsection entitled “Risks Associated with Our Business” found on page 4 of the Registration Statement.

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Comment:	2. Please provide independently verifiable support for your statement at page 2 that "Hechi City of Guangxi Province is well regarded for its non-ferrous metal resources."

Response:
The Company has modified the Registration Statement to provide the independently verifiable support for its statement which can be found at the following websites:
http://www.gxdrc.gov.cn/cslm/gyfz/200910/t20091030_153662.htm and http://www.hktdc.com/info/mi/a/mpcn/en/1X072HNY/1/Profiles-Of-China-Provinces-Cities-And-Industrial-Parks/Hechi-Guangxi-City-Information.htm.  Please see page 2 of the Registration Statement.

Comment:
3.       We note your disclosure here and at page 73 that management believes that your relationships with local and provincial governments are "strong and mutually beneficial" and that the local government gives you "strong incentives to continue" mining operations. Please explain and disclose the strong incentives to which you refer and whether these are available to other mining companies. Please quantify these incentives to the extent applicable.

Response:
The Company has modified the Registration Statement to include a discussion of the incentives given to the Company by local and provincial governments.  Please see pages 2 and 74 of the Registration Statement.

Risk Factors, page 11

Comment
4.       We note your response to comment 8 from our letter dated December 22, 2010, as well as your revised disclosure at page 18 of the prospectus. It appears that your disclosure only addresses the situation where Huanjiang Jintai chooses to terminate the agreement under Section 7.2 and then fails to satisfy any amounts due or accrued at that time. However, we note that Huanjiang Jintai is your only operating subsidiary, and therefore, if they were to cancel the Consulting Services Agreement, it appears that you would lose your sole source of revenues. Please add a separate risk factor addressing this risk.

Response:	The Registration Statement has been revised to include the requested risk factor. Please see page 17 of the Registration Statement.

"All but one member of our current management team have no experience in managing and operating a public company...," page 15

Comment
5.       We note your responses to prior comments five and six, which among other things specifies that your financial controller was employed in a similar position in a US company for seven years. Please expand to tell us name and profile of this US company, and indicate how this individual participated in the preparation and review of the related financial statements. As part of your response, please tell us how you considered providing enhanced risk factor disclosure regarding your ability to maintain effective internal controls over financial reporting upon becoming subject to the Sarbanes Oxley Act of 2002.

Response:
Our Financial Controller was previously employed as the CFO of Yang & Luo International Trading Inc. (“Yang & Luo”), a US company engaged in the trading of used vehicles.  His responsibilities included:

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(1)
Preparation of financial statements: While at Yang & Luo, the Financial Controller’s tasks included preparation of financial reports, budgets, cost reports and financial forecasts, and ensuring accurate and timely recording, processing and summarization of financial results.  In performing these tasks, he was required to focus on items that were closely related to the company’s operations, such as costs, fixed assets, long term investments and revenue, as well as ensuring the company’s compliance with US GAAP.

(2)
Review of financial statements: The Financial Controller was also responsible for ensuring that the company’s accounting policies were properly implemented, as well as defining and assessing fair presentation. The Financial Controller was also responsible for informing the company’s management of financial risks that faced the company in order to avoid misrepresentation and misstatement of financial reporting.

The Registration Statement has also been revised to provide enhanced risk factor disclosure.  Please see page 14 of the Registration Statement.

Comment
6.       Your response to prior comment five indicates that the Company maintains all its books and records in accordance with US GAAP. We further note from Section 5.1 of the consulting services arrangement that the reports on which the consulting service fee is based are prepared on the basis of PRC GAAP. Please clarify in further detail the information you use to prepare your US GAAP financial statements. As part of your response, please tell us how the PRC GAAP reports on which the consulting service fee is based impact your US GAAP financial statements.

Response:
The parties to the Consulting Services Agreement intend to use US GAAP in the preparation of the reports on which the consulting services fee is based.  To reflect such intention, the parties to the Consulting Services Agreement have executed an amendment thereto, which has been included as Exhibit 10.16 to the Registration Statement.

Comment
7.       We note your response to prior comment seven which indicates that Mr. Chong has been a financial expert in various commercial sectors for more than 10 listed companies over 20 years. Please clarify if these listed companies prepared US GAAP financial statements. In addition, please tell us how Mr. Chong gained experience preparing, auditing, analyzing or evaluating US GAAP financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities. Please be specific in your response.

Response:
The more than ten listed companies that Mr. Chong had been involved with prepared their financials statements using the International Financial Reporting Standards, or IFRS. The IFRS and US GAAP standards are very similar. Preparing, reviewing and analyzing the financial statements of these listed companies allowed Mr. Chong to gain extensive experience in performing similar roles with US GAAP financial statements.

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Specifically, Mr. Chong served as the Qualified Accountant and Company Secretary for Shanghai JiodaWitub Information Industrial Company Limited (HKSE: 8205), a HKSE listed company from March, 2005 to February, 2010. During this period, he actively supervised the finance manager and a five person financial team to ensure the accounting system, policies and standards complied with the IFRS.  Mr. Chong also served as the financial management advisor of Neo Telemedia Limited Group (HKSE : 8167), a HKSE listed company, to provide advice on the accounting system, policies and reporting standards, internal controls and corporate governance from January 2010 to December 2010. He also actively supervised a financial team of two managers and eight support staff.  These are examples of how Mr. Chong has demonstrated his experience in supervising a team of professionals in preparing financial statements for listed companies.

Mr. Chong was also in charge of the financial planning and internal control of an AMEX listed company, China Shenghuo Pharmaceutical Holdings, Inc. (AMEX:KUN).  Mr. Chong believes that the breadth and complexity of the financial statements of China Shenghuo Pharmaceutical Holdings, Inc. are no less complicated than those of the Company.  For instance, revenue recognition in the pharmaceutical industry still remains controversial between the management and the auditors.  The nature of the reporting methods in this industry can be very complicated with the novel and incentivized structure of arrangements. Other issues often faced in the pharmaceutical industry include multiple element and collaborative arrangements, upfront fees, milestone payments, and providing documentation of the fair value of these deliverables.  Therefore, revenue recognition and the level of complexity with some of the reporting rules can be very challenging in this industry.  Mr. Chong, with his extensive knowledge of the IFRS and US GAAP, was able to resolve most of the issues that this AMEX-listed company encountered, and the Company believes he will also be capable of supervising the Company’s financial reporting and resolution of the issues raised by the Company.

"Failure to abide by certain requirements with regard to transfer of certain state-owned assets...," page 22

Comment
8.       We note your response to prior comment nine which specifies that in 2007, Mr. Kuizhong Cai paid 4,200,000 RMB to Guangxi General Institutes for a 30% interest in Huanjiang Jintai and in 2010, HJM paid 1,400,000 RMB to Shaoguan Jinteng for a 70% interest in Huanjiang Jintai. We further note your disclosure on page 89 which indicates that Mr. Kuizhong Cai is the founder, and principal shareholder of Huanjiang Jintai Mining Co., Limited and has been the chairman and CEO since its inception in 2003. Please clarify the following;

•	The percentage ownership of Mr. Cai's interest in Huanjiang Jintai at its inception in 2003;

•	The facts and circumstances in which Guangxi General Institutes and Shaoguan Jinteng initially obtained their interests in Huanjiang Jintai;

•
Why a 70% interest in Huanjiang Jintai sold for 1,400,000 RMB in 2010 (which implies a fair value of 2,000,000 RMB) and a 30% interest sold for 4,200,000 RMB in 2007 (which implies a fair value of 14,000,000 RMB);

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Response:
Shaoguan Jinteng and Guangxi General Institutes signed a funding agreement to form Huanjiang Jintai on October 8, 2003.  Pursuant to the funding agreement, Shaoguan Jinteng was granted 70% of the shares of Huanjiang Jintai in consideration for RMB 1,400,000 and Guangxi General Institutes was granted 30% of the shares of Huanjiang Jintai in consideration for RMB 600,000. On November 27, 2007, Huanjiang Jintai obtained its business license from the local Administration of Industry and Commerce (“AIC”) at Huanjiang Mao Nan Autonomous County.

Mr. Kuizhong Cai indirectly owned 23.3% of the shares of Huanjiang Jintai through Shaoguan Jinteng in 2003 because Mr. Cai owned 33.3% of the shares in Shaoguan Jinteng.

The 30% interest of the Guangxi General Institutes in Huanjiang Jintai was deemed to be state-owned shares. According to the PRC laws and regulations, the transfer of state-owned shares must have a valuation assessment to ensure preservation and appreciation of the state-owned assets. Therefore, Mr. Cai paid RMB 4.2 million, which was a 21% premium, to acquire such shares. However, the 70% ownership by Shaoguan Jinteng was not deemed to be state-owned shares, and as such could be transferred without the same requirement imposed on state-owned assets under a mutually-agreed price by the parties thereto. Due to the different nature of the ownership of the shares, the two transactions did not reflect the same fair value.

Six months Ended September 30, 2010 Compared with Six months Ended September 30, 2009, page 38

Revenues, page 38

Comment
9.       We note your response to prior comment 12. It appears that the unit prices in your tabular disclosure are inconsistent with the prices disclosed in your discussion and analysis. Please clarify why the prices are different and revise your disclosure as necessary.

Response:
The unit prices in the tabular disclosure previously found on Page 38 of the Registration Statement were reference prices obtained from London Metal Exchange and Shanghai Metal Exchange, and are not the Company’s unit sales prices. In order to avoid confusion, the Company has removed such table from the Registration Statement.

Comment
10.       We note your response to prior comment 15 and that your traditional products are disaggregated for the six months ended September 30, 2010 and September 30, 2009. Please revise your disclosure to provide the disaggregation of your traditional products for the years ended March 31, 2010, March 31, 2009, and March 31, 2008 in a manner similar to the presentation disclosed for six months ended September 30, 2010 and September 30, 2009.

Response:	The Registration Statement has been revised in response to the comment. Please see pages 40 and 41 of the Registration Statement.

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Liquidity and Capital Resources, page 43

For the Fiscal Year Ended March 31, 2010, page 43

Cash and Cash Equivalents, page 43

Comment
11.       We note your response to prior comment 17. It remains unclear to us why an accounting error has an impact on your operating cash flows if you have made appropriate reclassifications for all periods. Please describe to us in further detail the nature of the error and tell us the quantitative impact of the reclassifications you have made for all prior periods. As part of your response, please tell us how you considered the disclosure requirements of ASC 250-10-50-7 and how your auditors considered such errors in the dating of their audit opinion.

Response:	The Registration Statement has been revised to exclude the discussion regarding the accounting error.

Regarding ASC 250-10-50-7, we submit that “accounting errors” used by the Company in the Management Discussion and Analysis section is different from the “accounting errors” mentioned in ASC 250-10-50-7 because the Company had no previously published financial statements as a reference.

Consolidated Statements of Operations for the Six Months Ended September 30, 2010, page Q-2

Comment
12.       We note your response to prior comment 23. Your disclosure on page Q-21 indicates that the 400,000 warrants issued are out of the money. Refer to ASC 260-10-55-7 and clarify how you calculated the dilutive effect from the outstanding warrants. In this manner, we note that your diluted shares reflected on page Q-2 are 400,000 greater than shares outstanding-basic. Revise your filing as necessary.

Response:	The Registration Statement has been modified in response to the comment. Please see page 8 and page Q-2 of the Registration Statement.

Since the 400,000 warrants are considered out-of-the-money, as they can only be converted at 110% of the anticipated Initial Public Offering (“IPO”) price, the 400,000 warrants are anti-dilutive and as such, we believe they should not be included in the Earning per Share calculation.

Notes to interim Financial Statements, page Q-5  General

Comment
13.       We note your response to prior comment 25 provides the reasons for the significant variation in the customary relationship between income tax expense and pre tax accounting income. As previously requested, please include a related disclosure in the notes to your interim financial statements.

Response:	The Registration Statement has been modified in response to the comment. Please see page Q19 of the Registration Statement.

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Note 14 Convertible Notes, page Q-21

Comment
14.       We note your response to prior comment 14. It is unclear to us how you responded to our request for your full accounting analysis under US GAAP for the issuance of your notes and warrants in August 2010. Please address the following:

•	Tell us the specific accounting literature you applied to your convertible notes and how you applied it, including how you analyzed the embedded conversion option;
•	Describe the significant terms of the note that impacted your accounting analysis including your consideration of the impact of not consummating an IPO;
•	Explain the accounting literature you applied to the transaction as a whole, including how you considered the accounting consequences of issuing warrants in conjunction with your convertible debt;
•
Clarify your basis for your statement that "these warrants were considered out-of-money at issuance, and for the 9 month ended 9/30/2010, no warrant expense was recorded." In this regard, the issuance of warrants, whether or not out-of-the-money, appear to have an accounting consequence;

•	Tell us how you accounted for the subsequent changes to your August 2010 convertible debt and warrant agreements on November 26, 2010; and
•
To the extent you believe the accounting for the convertible debt and warrants you issued in November 2010 to Mr. Zhong differs from the accounting for your August 2010 notes and warrants, please describe the differences and the basis on which you made such conclusions.

Response:
We have accounted for convertible debts according to ASC 470-20 (Debt with conversion and other options). According to their terms, the issued warrants can be exercised without tendering the debt. Therefore, according to ASC-470-20, the warrants and related promissory notes should be accounted for as two separate instruments (equity and debt instruments). The accounting for these instruments reflects the notion that the consideration received upon issuance must be allocated between equity and debt components. Proceeds from the sale of a debt instrument with stock purchase warrants are allocated to the two elements based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance. The portion of the proceeds allocated to the warrants is accounted for as paid-in capital. The remainder of the proceeds is allocated to the debt instrument portion of the transaction. This usually results in a discount, which is to be amortized using the interest method. In this case, since the warrants can only be converted at 110% of the IPO price and are considered as out-of-the-money, the total proceeds from the sale of debt has been allocated to the debt.

In the event that the Company does not consummate an IPO, the convertible debts issued in August 2010 will remain as a long-term liability. The significant terms are as follows: “The convertible notes will remain as a Note to be repaid without demand the sum of Ten Million Dollars, with interest thereon as set forth below, on or before August 31, 2011 (“Maturity Date”), if no paid sooner. Interest payable on this Note shall accrue at the rate of 3% per annum and shall be payable on the Maturity Date. At any time after the date of issuance of this Note, the Borrower has the option to deliver a notice to the Holder to redeem at an amount equal to 125% of the outstanding principal and accrued and unpaid interest.” The same terms apply to the convertible debts issued November, 2010, except that the maturity date is November 26, 2011.

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With regard to the free-standing warrants, they are recorded at fair value at the issuance date. Since there is no active market for the Company’s stock, regular valuation methods, like Black-Scholes, can not be applied here. Considering the IPO price as a benchmark for the Company’s stock price and the requirement that the warrants can only be converted at 110% of IPO price, we concluded that these warrants are out-of-the money at the date of issuance and therefore, no warrant expense has been recorded.

The discussion required by bullet five above will be addressed in the Company’s financial statement for the quarter ended December 31, 2010.

For bullet six above, the Company respectfully submits that there is no difference in the accounting treatment between the convertible debts and warrants issued in November 2010 to Mr. Zhang and the convertible notes and warrants issued by the Company in August 2010.

Notes to Financial Statements, page F-6

Note 2 Summary of Significant Accounting Policies, page F-6

Accounts Receivable, page F-7

Comment
15.       We note your response to comment 30, and it remains unclear to us how your method of recording bad debt complies with US GAAP. Please refer to ASC 310-10-35-5 through 11 and clarify how your policy complies with that guidance. Please modify your disclosure to clarify how you comply with the allowance method and revise your financial statements to the extent that the method you used is materially different than that of the allowance method.

Response:	The Company has modified the Registration Statement to clarify that the Company complies with the allowance method. Please see pages Q7 and F7 of the Registration Statement

Note 13 Income Taxes, page F-14

Comment	16. We note your response to prior comment 35 which includes per share effect due to tax incentives. Please revise your filing to include this disclosure.

Response:	The Registration Statement has been modified in response to the comment. Please see page F15 of the Registration Statement.

Note 17 Segment Information, page F-17

Comment
17.       We note your response to prior comment 37. As previously requested, provide us all of the reports and results reviewed by your chief operating decision maker and clarify if you process minerals or concentrated ore for third parties.

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Response:
The Company did not process minerals or ores for third parties but processed zinc concentrates for third parties. Please find attached hereto as Appendix I all of Company’s reports and results reviewed by its chief operating decision maker.

Engineering Comments

Comment
18.       We note your response to comment 40 in that you will provide appropriate disclosure in subsequent amendments to the registration statement. You have not yet provided us with the complete technical report. We re-issue comment 40. Please provide supplementally the complete technical report and a detailed description of all your metallurgical processes and facilities along with your operational costs, capital costs, and cash flow analysis.

Response:	A compact disc containing the requested technical report is included herewith.

Comment
19.       We note your response to comment 41 in that you will respond in a subsequent amendment and the lack of mine production information in your amended filing. We re-issue comment 41. Please provide your mine production information in a tabular format.

Response:	The Registration Statement has been modified in response to the comment. Please see page 64 of the Registration Statement.

Comment
20.       We note your response to comment 43 in that you will respond in a subsequent amendment and the lack of cutoff grade information in your amended filing. We re-issue comment 43. Please provide your cutoff grade estimate along with the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate.

Response:	The Registration Statement has been modified in response to the comment, Please see page 56 of the Registration Statement.

Comment	21. We note your response to comment 44 in that you will respond in a subsequent amendment and the absence of revised reserves that coincide with your fiscal year end. We re-issue comment 44.

Response:
The Company has revised the reserves to state that as of March 31, 2010, the Company’s total probable zinc and lead reserves were 1,886,000 run-of-mine ore tones containing 1.19% lead and 5.19% zinc on a diluted basis.  Please see page 65 of the Registration Statement.

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Comment
22.       We note your response to our previous comment 45 regarding your leaching operations. Based on your response we believe you should substitute the term concentration beneficiation for the term leaching in your amended filing and define the former.

Response:	The Company has modified the Registration Statement in response to this comment. Please see Page 68 of the Registration Statement.

**************

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at (212) 752-9700 if you have any further questions. Thank you.

Very truly yours,

/s/ Arthur Marcus
Arthur S. Marcus, Esq.

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Appendix I

Huanjiang Jintai Mining Co., Ltd.

To: All staff members and departments
From: Kuizhong Cai, Lingyun Chen, Zhengqing Liu, Hanwu Zhang, Zhiqiang Yang
Date: August 10, 2008

RE: Change of sale strategy and the outlook of the Zinc and Lead market

Huanjiang Jintai Mining Co., Ltd. (the “Company”) held a meeting on August 10, 2008 to discuss current events that have caused a major impact on the profitability of the Company.  Meeting topics are: (i) To discuss temporary suspension of high graded zinc and lead ore mining due to the deteriorating condition of the international financial crisis and the downturn of both international and domestic non-ferrous metal market; (ii) To discuss a technical reform solution for Shangchao zinc and lead mine: and (iii). To discuss a production plan for year 2009.

This meeting was held by the chairman, Kuizhong Cai, and the Board of Directors of the Company (the “Board”) unanimously agreed, as follows:

I.
According to our in-depth analysis, global economic development is decreasing and there has been a significant reduction in demand since the financial crisis in 2008.  The oversupply of Zinc is one of the major causes for a decrease in price of non-ferrous metals and sulfuric acid.  In the past year, an unstable economy of the developed world, the oversupply of Zinc concentrates and a potential adjustment on export tariffs have limited the rise of the Zinc price.  On the other hand, the expectation of a world-wide inflation, the persistent depreciation of the US dollar and a major increase in production cost are several factors that have contributed to a strong support in metal prices.  Moreover, a slump in the metal prices in October and November of 2007 has brought the demand and supply into equilibrium again in the following year and it seems that prices would have minimal downturn momentum in the long term.  About 20% of the global Zinc concentrate consumption comes from China.  The galvanized steel plate industry consumes over 40% of all Zinc concentrates in China, and its consumption has been increasing at a fast rate.  Based on the consideration of all of the above factors, we believe that the price of Zinc and Lead will resume at a steady level within the next year.  In addition, as the accounting department has raised their opinions on the recent slump in the market prices, certain products have reached lower than its break-even points.  These would have a severe impact on the operation and profitability of the Company.  However, due to the nature of our Zinc and Lead resources and its scarcity, a short term slump in the non-ferrous metal market would cause an unfavorable impact on the profit maximization of our Zinc and Lead ore mining.  An agreement has been reached by the Company’s management that a temporary suspension of high graded Lead-Zinc ore mining will be implemented until there is a full recovery in the non-ferrous metal market. (Appendix I & II)

1

II.
We have agreed to implement technical reforms on the infrastructure of the tunnels according to a recent proposal, “Technical Reform Solution for Shangchao Lead-Zinc Mine”.  In the meanwhile, ores with relatively low graded Zinc and Lead but high graded pyrite and other rare metals such as cadmium and indium will be further processed into tailings for sale.

III.
Due to the technical reform on the mine and temporary suspension of high graded Zinc and Lead ores, it becomes a challenging task to ensure the steady increase in revenue and profit by re-allocating our resources.  The Company’s management should make a critical decision for the production plan in 2009; specify detailed tasks and implement the same accordingly while improving a rational and scientific approach in pricing in order to achieve our operation goals.

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Appendix I

Break-even analysis for the fiscal year of 2008 (in RMB):

Products	Unit Cost	Fixed Cost	Taxes & Surcharges	Selling Expenses	Unexpected Expenses	Break-even point	Reference Market Price	Net Profit Margin before Tax
			1.53%	1%	10%
Zinc concentrate	10,303.99	644.24	191.50	125.17	1,251.66	12,516.55	11,000.00	-12.06%
Zinc Calcine	14,060.27	627.88	256.92	167.92	1,679.22	16,792.21	12,500.00	-30.04%
Zinc dust & sand	12,752.32	553.65	232.74	152.12	1,521.20	15,212.04	11,000.00	-33.49%
Electric dust	9,025.63	254.35	162.32	106.09	1,060.93	10,609.33	10,500.00	-0.91%
Sulfuric acid	167.94	17.72	3.25	2.12	21.23	212.26	200.00	-5.36%
Lead concentrate	5,270.24	438.84	99.86	65.27	652.69	6,526.90	12,500.00	41.80%
Pyrites	11.58	1.05	0.22	0.14	1.44	14.44	30.00	45.37%

The above table provides a break-even analysis for the last fiscal year.  The analysis indicates that the slump in the financial crisis has also caused the market price to become lower than the break even point in certain products such as zinc concentrates, zinc calcine, electric dust, and others.  Management has made a strong recommendation to consider alternative business strategies, otherwise our profitability will be severely affected.

Appendix II

Reference market prices from major metal exchanges:

Zinc and Lead prices from London Metal Exchange

Fiscal Year of 2008	Zinc Monthly Average Price (US$/ton)	Lead Monthly Average Price (US$/ton)
April 2008	$2,241	$2,825
May 2008	$2,143	$2,246
June 2008	$1,882	$1,837
July 2008	$1,843	$1,902
August 2008	$1,721	$1,893
September 2008	$1,726	$1,885
October 2008	$1,317	$1,440
November 2008	$1,146	$1,245
December 2008	$1,084	$968
January 2009	$1,198	$1,080
February 2009	$1,091	$1,102
March 2009	$1,213	$1,230

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Zinc and Lead prices from Shanghai Metal Exchange

Fiscal Year of 2008	Zinc Monthly Average Price	Lead Monthly Average Price
	(RMB/ton)	(RMB/ton)
Apr-08	¥18,668	¥20,485
May-08	¥17,947	¥17,515
Jun-08	¥16,142	¥17,030
Jul-08	¥15,431	¥17,288
Aug-08	¥14,225	¥18,059
Sep-08	¥14,027	¥17,502
Oct-08	¥10,445	¥13,775
Nov-08	¥9,383	¥9,467
Dec-08	¥9,469	¥9,756
Dec-08	¥9,469	¥9,756
Jan-09	¥11,076	¥12,346
Feb-09	¥10,467	¥11,972
Mar-09	¥10,904	¥12,281

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MEMORANDUM

Huanjiang Jintai Mining Co., Ltd.

To: All staff members and departments
From: Kuizhong Cai, Yuan Lin, Lingyun Chen, Zhengqing Liu, Hanwu Zhang
Date: December 20, 2008

RE: Production & Operation Plan for 2009

As agreed in the meeting held on August 10, 2008, we will adjust our operation strategy in 2009 subject to the current market conditions.  The production plan is as follows:

I	Operation Goals
1.	Sales target: tailings sale of 300,000 tones
2.	Revenue target: RMB 200,000,000
3.	Profit target: RMB 80,000,000

II	Production Plan
1.
Mining Plan: 500,000 tones of run-off-mine ores.  We would temporarily suspend the mining of high graded Zinc and Lead ore until there is a full recovery in the non-ferrous metal market.  Ores with relatively low graded Zinc and Lead but high graded in pyrite and other rare metals such as cadmium and indium will be further processed into tailings for sale. We would either perform our own mining production or outsource to a third party, taking into consideration all of the actual condition then prevailing.

2.	Production of concentrators: 300,000 tones of tailings; 1,500 tones of Zinc concentrates

III	Annual Planning of Production Targets
(Refer to the appendix)

IV	Sale Strategies and Solutions
1.
Discover and develop a new revenue driver to increase the magnitude of mining production and focus on run-off-mine ores with relatively low graded Zinc and Lead but rich in other rare metals including prior abandoned ores.

2.	Concentrators would produce tailings with rich content in rare metals.
3.	Due to the slump in the market price of Zinc and Lead, Zinc concentrates will be stored in the warehouse for further processing at such time when market price rise.

4.	A new major task is to reorganize the sale of tailings as they will become a new revenue driver.

V	Management of Sales and Marketing
1.
Due to the decrease in the price of Zinc and Lead, we should conduct more market research, make proactive visits to potential customers and adjust marketing strategies in order to develop a new revenue driver.

2.	The most important task in the year would be the sale of tailings. We should build more communications with customers to maintain a higher accounts receivable turnover.
3.	During the procurement of raw materials and sales of products, we should accurately measure the weight, conduct samplings and control on settlements.

Production planning for April 2009 to March 2010
Period	ROM Production (Ton)	Product	Sales volume (Ton)	Unit selling price (tax excluded RMB/Ton)	Gross Sales revenue (RMB)	Sales cost (RMB)	Taxes associated surcharges	G&A expenses	Operating expenses	CIT	Net Income	Net Income Margin
						55%	1.53%	3%	1%	15%
2009.4-2010.3	480,000	Tailings	300,000	750	225,000,000	123,750,000	1,893,375.00	3,712,500	1,237,500.00	14,160,993.75	80,245,631.25	35.66%
Breakdown
2009.4	40,000	Tailings	25,000	750	18,750,000	10,312,500	157,781.25	309,375	103,125	1,180,082.81	6,687,135.94
2009.5	40,000	Tailings	25,000	750	18,750,000	10,312,500	157,781.25	309,375	103,125	1,180,082.81	6,687,135.94
2009.6	40,000	Tailings	25,000	750	18,750,000	10,312,500	157,781.25	309,375	103,125	1,180,082.81	6,687,135.94
2009.7	40,000	Tailings	25,000	750	18,750,000	10,312,500	157,781.25	309,375	103,125	1,180,082.81	6,687,135.94
2009.8	40,000	Tailings	25,000	750	18,750,000	10,312,500	157,781.25	309,375	103,125	1,180,082.81	6,687,135.94
2009.9	40,000	Tailings	25,000	750	18,750,000	10,312,500	157,781.25	309,375	103,125	1,180,082.81	6,687,135.94
2009.1	40,000	Tailings	25,000	750	18,750,000	10,312,500	157,781.25	309,375	103,125	1,180,082.81	6,687,135.94
2009.11	40,000	Tailings	25,000	750	18,750,000	10,312,500	157,781.25	309,375	103,125	1,180,082.81	6,687,135.94
2009.12	40,000	Tailings	25,000	750	18,750,000	10,312,500	157,781.25	309,375	103,125	1,180,082.81	6,687,135.94
2010.01	40,000	Tailings	25,000	750	18,750,000	10,312,500	157,781.25	309,375	103,125	1,180,082.81	6,687,135.94
2010.02	40,000	Tailings	25,000	750	18,750,000	10,312,500	157,781.25	309,375	103,125	1,180,082.81	6,687,135.94
2010.03	40,000	Tailings	25,000	750	18,750,000	10,312,500	157,781.25	309,375	103,125	1,180,082.81	6,687,135.94

MEMORANDUM

Huanjiang Jintai Mining Co., Ltd.

To: All staff members and departments
From: Kuizhong Cai, Yuan Lin, Lingyun Chen, Zhengqing Liu, Hanwu Zhang
Date: July 5, 2009

RE: Summary of Production & Operation for the 1st quarter of 2009

A meeting was held on July 5, 2009 to summarize the production and operation in the first quarter and to arrange new targets for the second quarter.

Meeting Minutes:

I.	Production and operation in the first quarter

In the first quarter, we sold 63,463 tones of tailings which make up 84% of our sales target.  Our revenues were RMB 49.86 million, which is 88.6% of ouor revenue target.  Unit selling price is higher than the target price while the cost of goods has decreased.  According to market demand, we have sold a small amount of zinc calcine in the first quarter.  Due to the expansion of mine portals and severe weather conditions, we were not able to reach the revenue target.  Revenue details are as follows:

Period	Index	Target	Actual	Completion %
2009.4-6	Sales volume (Tailings, tones)	75,000	63,463	84.62%
	Sales volume (Zinc calcine, tones)	0	201
	Sales revenue (RMB)	56,250,000	49,855,513	88.63%
	Selling price (RMB/tones)	750	760	101.33%
	Selling cost	30,937,500	30,858,338	99.74%

II.	Goals for the second quarter

The annual index target in the 2nd quarter (July to September) is as follows:

Period		Product	Sales Volume (Tones)	Sales Revenue (RMB)
2009.7-9	Annual index target	Tailings	75,000	56,250,000

The uncompleted sales target in the first quarter will be carried forward to the sales target in the second quarter.  After adjustments, sales target is as follows:

Period		Product	Sales Volume (Tones)	Sales Revenue (RMB)
2009.7-9	Annual index target	Tailings	75,000	56,250,000
	Carried forward uncompleted sales target	Tailings	11,537	6,394,487
	Total	Tailings	86,537	62,644,487

III.	Guidance on Pricing in the 2nd quarter

Breakeven point is calculated on the basis of production unit cost, selling expenses, G&A expenses, taxes and unexpected expenses.  Price is determined by the breakeven point and market price references.  The breakeven table for the next quarter is as follows: (a more detailed table in the attachment)

Product	Direct unit price	Other Fixed Expenses	Taxes and surcharges	Selling Expenses	Unexpected Expenses	Breakeven Point (RMB)	Market price reference (RMB)	Net Income Margin
			1.53%	1%	10%
Tailings	381	43.58	7.43	4.85	48.54	485.40	760	31.60%

IV.	Main requirements:

1.	Departments and subsidiaries are instructed to execute their business in accordance with the above target plan.
2.	We should increase the magnitude of mining production and focus on run-off-mine ores with relatively low graded Zinc and Lead but rich in other rare metals, including prior abandoned ores.
3.	Concentrators should produce tailings with rich content in rare metals.
4.
We should reorganize the sales strategy of tailings as they will become a new revenue driver.  We should conduct more market research, make proactive visits to potential customers and adjust marketing strategies in order to develop a new revenue driver.

5.	During the procurement of raw materials and sales of products, we should accurately measure the weight, conduct samplings and control on settlements.

MEMORANDUM

Huanjiang Jintai Mining Co., Ltd.

To: All staff members and departments
From: Yuan Lin, Lingyun Chen, Zhengqing Liu, Hanwu Zhang
Date: October 9, 2009

RE: Summary of Production & Operation for the 2nd quarter of 2009

A meeting was held on October 9, 2009 to summarize the production and operation in the second quarter and to arrange new targets for the third quarter.

Meeting Minutes:

I.	Production & operation in the second quarter

In the second quarter, we have sold 73,586 tones of tailings, an increase of 16% compared to that of the first quarter.  Our revenues were RMB 55.92 million, an increase of 12.18%.  Average selling price remains the same through the first and second quarters while the cost of goods sold has experienced a slight increase.  We have basically completed the annual index targets for the second quarter.  However, only 89% of the adjusted target with the carried forward balance from the first quarter is completed.  Unit selling price is slightly higher than the index target and the cost of goods sold has increased slightly.  Details are as follows:

Period	Index	Target	Target with carried forward adjustments	Actual	Annual target completion %	Adjusted completion %
2009.7-9	Sales Volume	75,000	86,537	73,586	98.11%	85.03%
	Sales Revenue	56,250,000	62,644,487	55,925,546	99.42%	89.27%
	Selling Price	750		760	101.33%
	Sales Cost	30,937,500		31,326,730	101.26%

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II.	Goals for the third quarter

The annual index target for the 3rd quarter (October to December) is as follows:

Period		Product	Sales Volume (Tones)	Sales Revenue (RMB)
2009.10-12	Annual index target	Tailings	75,000	56,250,000

The uncompleted target in the second quarter will be carried forward to the third quarter.  After adjustments, the sales target is as follows:

Period		Product	Sales Volume (Tones)	Sales Revenue (RMB)
2009.10-12	Annual index target	Tailings	75,000	56,250,000
	Carried forward uncompleted target in the second quarter	Tailings	12,951	6,718,941
	Total	Tailings	87,951	62,968,941

III.	Guidance on Pricing in the 3rd quarter

The breakeven point is calculated on the basis of production unit cost, selling expenses, G&A expenses, taxes and unexpected expenses.  Price is determined by the breakeven point and market price references.  The breakeven point for the third quarter is as follows: (a more detailed table is in the attachment)

Product	Direct unit price	Other Fixed Expenses	Taxes and surcharges	Selling Expenses	Unexpected Expenses	Breakeven Point (RMB)	Market price reference (RMB)	Net Income Margin
			1.53%	1%	10%
Tailings	381	43.45	7.42	4.85	48.53	485.25	760	31.62%

IV.	Main requirements:

1.	Departments and subsidiaries are instructed to execute their business in accordance with the above target plan.
2.
We should increase the magnitude of mining production and focus on run-off-mine ores with relatively low graded Zinc and Lead but rich in other rare metals, including prior abandoned ores.  Concentrators should produce tailings with rich content in rare metals.

3.	The accounting department should improve the management and accounting of costs and work with our sales department to ensure the turnover of accounts receivable.
4.	Operation department should ensure a sound maintenance system on the production equipments and improve production safety management.

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MEMORANDUM

Huanjiang Jintai Mining Co., Ltd.

To: All staff members and departments
From: Yuan Lin, Lingyun Chen, Zhengqing Liu, Hanwu Zhang
Date: January 1, 2010

RE:  Summary of Production & Operation for the 3rd quarter of 2009

A meeting was held on January 1, 2010 to summarize the production and operation in the third quarter and to arrange new targets for the fourth quarter.

Meeting Minutes:

I.	Production & Operation in the third quarter

As the completion of the expansion of mine portals and maintenance on the production equipments, the target has been excessively reached in the third quarter.  We have sold 87,260 tones of tailings and achieved RMB 66.32 million of revenue, representing an 18.58% increase.  Average selling price remained the same through the second and third quarter, but the cost of goods increased slightly.  Table is as follows:

Period	Index	Target	Target with carried forward adjustments	Actual	Annual target completion %	Adjusted completion %
2009.10-12	Sales Volume	75,000	87,951	87,260	116.35%	99.21%
	Sales Revenue	56,250,000	62,968,941	66,317,726	117.90%	105.32%
	Selling Price	750		760	101.33%
	Sales Cost	30,937,500		32,128,658	103.85%

II.	Goals for the fourth quarter

The annual index target in the 4th quarter (January to March) is as follows:

Period		Product	Sales Volume (Tones)	Sales Revenue (RMB)
2010.1-3	Annual index target	Tailings	75,000	56,250,000

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Because we have achieved an excessive completion, the annual index target remains the same without carried forward adjustments.

III.	Guidance on Pricing in the 4th quarter

The breakeven point is calculated on the basis of production unit cost, selling expenses, G&A expenses, taxes and unexpected expenses.  Price is determined by the breakeven point and market price references.  The breakeven point for the third quarter is as follows: (a more detailed table is in the attachment)

Product	Direct unit price	Other Fixed Expenses	Taxes and surcharges	Selling Expenses	Unpredictable Expenses	Breakeven Point (RMB)	Market price reference (RMB)	Net Income Margin
			1.53%	1%	10%
Tailings	381	44.02	7.43	4.86	48.59	485.9	760	31.55%

IV.	Main requirements:

1.	Departments and subsidiaries are instructed to execute their business in accordance with the above target plan.
2.
We should increase the magnitude of mining production and focus on run-off-mine ores with relatively low graded Zinc and Lead but rich in other rare metals, including prior abandoned ores.  Concentrators would produce tailings with rich content in rare metals.

3.	The accounting department should improve the management and accounting of costs.
4.	Sales department should ensure the turnover of accounts receivable and strengthen the management on customer relations.
5.	Operation department should ensure a sound maintenance system on production equipments and develop production safety education training.

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MEMORANDUM

Huanjiang Jintai Mining Co., Ltd.

To: All staff members and departments
From: Yuan Lin, Lingyun Chen, Zhengqing Liu, Hanwu Zhang
Date: April 8, 2010
RE:  Summary of Production & Operation for the 4th quarter of 2009

A meeting was held on April 8, 2010 to summarize the production and operation in the third quarter and a brief summary on the whole year of 2009.

Meeting Minutes:

I.	Production & Operation in the fourth quarter

As the completion of the expansion of mine portals and maintenance on the production equipments, the target was exceeded in the fourth quarter.  We sold 91,610 tones of tailings and had revenues of RMB 70.80 million, representing a 6.76% increase.  Average selling price remained the same through the third and fourth quarter but the cost of goods increased slightly.  Table is as follows:

Period		Planned	Actual	Completion %
2010.1-3	Sales volume (Tailings, tons)	75,000	91,610	122.15%
	Sales volume (Zinc calcine, tons)	0	103
	Sales revenue (RMB)	56,250,000	70,804,470	125.87%
	Selling price (RMB/tons)	750	760	101.33%
	Selling cost	30,937,500	32,474,900	104.97%

II.	Operation implementation in the whole year of 2009

In 2009, we have produced 46,000 tones of run-off-mine ores, 31,600 tones of tailings sale and a small amount in zinc calcine.  We achieved revenues of RMB 240,000,000, net profits of RMB 87,350,000 and completed all of the annual index targets.  Productions in the mine portals were successfully developed and operations in the concentrators remained normal.  The goal for the following year will be the development and sale of zinc oxide and the gradual completion of a systematic approach of mining, separating and smelting of Zinc and Lead ores.

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III.	Main requirements:

1.	Departments and subsidiaries are required to prepare the annual summary and production goals for next year and prepare for the annual meeting.
2.	Everyone’s cooperation is requested in the preparation of the listing of our stock.
3.	Accounting department should improve the management and accounting of costs and reinforce the training of staff members.
4.	Operation department should improve the management of safety production and develop further education training.

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